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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                       ATLANTIC SOUTHEAST AIRLINES, INC.
                       ---------------------------------
                 (Exact name of issuer as specified in charter)

     100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354-1356
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code (404) 766-1400
                                                        --------------

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1.  Title of security: Common Stock, $0.10 par value per share
2.  Number of shares outstanding before the change: 34,348,991
3.  Number of shares outstanding after the change: 32,623,770
4.  Effective date of change: October 31, 1995
5.  Method of change:

         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): acquisition of stock for treasury

         Give brief description of transaction: During the period from May 1, 1994 through October 31, 1995, the Issuer has repurchased 1,762,900 shares of its Common Stock on the open market in accordance with Rule 10b-18. The total acquisition cost of such shares was approximately $33.7 million. The repurchased shares are currently held by the Issuer as treasury stock. The number of shares outstanding before the change is as of May 1, 1994 and reflects a stock split in the form of a 100% dividend pursuant to which 17,089,879 shares of Common Stock were distributed on February 18, 1993 to the Issuer's shareholders of record as of February 4, 1993.

                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change: not applicable
2.  Name after change: not applicable
3.  Effective date of charter amendment changing name: not applicable
4.  Date of shareholder approval of change, if required: not applicable

Date:  November 6, 1995                        ATLANTIC SOUTHEAST AIRLINES,INC.

                                               By:/s/ Ronald V. Sapp
                                                  -----------------------------
                                                  Ronald V. Sapp
                                                  Vice President - Finance and
                                                  Chief Financial Officer